August 7, 2013

VIA EDGAR Mr. Roger Schwall Division of Corporation Finance U.S. Securities and Exchange Commission 100 F. Street, NE. Washington, D.C. 20549-4628
Re:    Swift Energy Company
Form 10-K for Fiscal Year Ended
December 31, 2012
Filed February 22, 2013
File No. 001-08754

Dear Mr. Schwall:

This letter confirms your telephone conversation of Wednesday, August 7, 2013, with Chris Abundis, Senior Corporate Counsel, in order to confirm the date for provision of the response of Swift Energy Company to the comments of the Staff contained in the Staff’s letter of August 2, 2013 (received by Swift Energy Company on that date) regarding the above captioned filing, which response will be filed no later than Tuesday, August 27, 2013.

Thank you. Please feel free to contact me with any questions.

Sincerely,

/s/ Alton D. Heckaman, Jr.

Alton D. Heckaman, Jr.
EVP & CFO

Cc:     Chris Abundis, Swift Energy Company, Senior Corporate Counsel
Donald W. Brodsky, Baker & Hostetler LLP